UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

IPAYMENT HOLDINGS, INC. IPAYMENT, INC.

Full Name of Registrant

N/A

Former Name if Applicable

Tower 56, 126 East 56th Street, 33rd Floor

Address of Principal Executive Office (Street and Number)

NEW YORK, NEW YORK 10022

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

iPayment Holdings, Inc. (“Holdings”) and iPayment, Inc. (“iPayment” or the “Company”) will be unable to file their Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 (the “September 30 Form 10-Q”) by the required filing date of November 14, 2012.

As disclosed in the Company’s Form 8-K filed on November 5, 2012 (the “November 5 Form 8-K”), the Boards of Directors of Holdings and the Company have determined, based on the Company’s internal investigation of certain previously disclosed financial misconduct engaged in by former employees and outside contractors of the Company, that the Company’s financial statements (i) for the fiscal years ended December 31, 2009, 2010 and 2011 included in the Company’s Annual Reports on Form 10-K for the years then ended and Ernst & Young LLP’s reports thereon, (ii) for the interim periods within such fiscal years included in the Company’s Quarterly Reports on Form 10-Q and (iii) for the quarters ended March 31, 2012 and June 30, 2012 included in the Company’s Quarterly Reports on Form 10-Q (the “Affected Financial Statements”), should no longer be relied upon. As a result, the Company will restate the Affected Financial Statements to reflect the effect of such financial misconduct on the Affected Financial Statements.

As reported in the November 5 Form 8-K, the Company does not expect to file the September 30 Form 10-Q until the restatement of the Affected Financial Statements is completed. At this time, the Company cannot predict with certainty when the restatement of the Affected Financial Statements will be completed. Subject to the foregoing, however, the Company currently expects to issue such restated financial statements and to file the September 30 Form 10-Q, by no later than February 15, 2013.

Forward Looking Statements

The information presented herein contains “forward-looking statements” about Holdings and iPayment. These forward-looking statements are subject to risks, uncertainties and other factors, including discovery of information in addition to or different from the information on which such statements are based. As a result of these matters, actual results may differ materially from those expressed or implied in the forward-looking statements made in the foregoing discussion. Factors that could affect the Company’s actual results include the results of the continuing review into the financial misconduct, the impact on the Company’s results of operations, the timing of any restatement of the Affected Financial Statements, the impact of such restatement on the Company’s financing agreements and other material agreements, the extent of the weaknesses in the Company’s internal control over financial reporting (as reported in the November 5 Form 8-K), the timing of the filing of the September 30 Form 10-Q, and other various uncertainties disclosed in the Company’s reports filed with the Securities and Exchange Commission, including its most recent reports on Forms 10-K and 10-Q. The Company urges readers to take such factors and the possibility of such differences into account in any consideration of the forward-looking statements included in this filing and not place undue reliance on such statements. The forward-looking statements included in this filing are made only as of the date hereof and the Company undertakes no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this filing.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mark C. Monaco	212	802-7200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

IPAYMENT HOLDINGS, INC. IPAYMENT, INC.

(Name of Registrant as Specified in Charter)

have each caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	November 15, 2012	IPAYMENT HOLDINGS, INC.

		By:	/s/ Mark C. Monaco
Name: Mark C. Monaco
Title: Executive Vice President, Chief Financial Officer, Treasurer and Director of iPayment Holdings, Inc. (Principal Financial Officer)

Dated:	November 15, 2012	IPAYMENT, INC.

		By:	/s/ Mark C. Monaco
Name: Mark C. Monaco
Title: Executive Vice President, Chief Financial Officer, Treasurer and Director of iPayment, Inc. (Principal Financial Officer)